March  14, 2011

Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Linda B. Stirling, Esq.

RE:	ASGI Aurora Opportunities Fund
File No.: 811-22516

Dear Ms. Stirling:

We have received the Staff’s comments on the registration statement filed on Form N-2 on January 3, 2011 (the “Registration Statement”) for ASGI Aurora Opportunities Fund (“Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated February 3, 2011.  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.	In the “Memorandum Summary, The Fund’s Investment Program,” please disclose, if appropriate, that the collective investment vehicles in which the fund invests are also known as hedge funds.

Response: The requested change has been made.

2.
In the “Memorandum Summary, Closed-End Fund Structure:  Limited Liquidity and Transfer Restrictions,” please make the statement “Members should not expect that they will be able to transfer Units” more prominent in the disclosure.

Response: The requested change has been made. In addition, we note this disclosure already appears on the cover page in bold and in several other locations.

3.
In the “Memorandum Summary, Risk Factors,” please explain what is meant by “non-diversified” under the Investment Company Act of 1940.  In addition, please ensure that the risk disclosure contains the risks derived from the investments made by the underlying investment funds.

Response: The requested change has been made.

4.
In the fund’s Fee Table, please total the fund’s annual expenses under the caption, “Total Annual Expenses,” then use the caption “Expense Reimbursement” for the expense reimbursement, and total the fund’s annual expenses after the expense reimbursement using the caption, “Total Annual Expenses After Expense Reimbursement.”  In addition, please correct the last sentence of footnote (4) to the fee table so that it correctly references the footnote accompanying “Acquired Fund (Investment Fund) Fees and expenses.”

Response: The requested change has been made.

5.
Under the heading, “Principal Risks Relating to Investment Funds and Direct Investments – Debt and other Income Securities,” disclosure in the third paragraph states that “[c]ertain Investment Funds may invest in bonds rated lower than investment grade, which may be considered speculative.”  Please add disclosure indicating that bonds rated below investment grade are also known as “junk” bonds.

Response: The requested change has been made.

6.
Under the heading, “Leadership Structure and the Board,” please disclose the specific characteristics and circumstances of the fund that lead to the conclusion that the fund’s leadership structure is appropriate.  In addition, please disclose what specific role the lead independent manager plays in the fund’s leadership.  See Item 18.5(a) of Form N-2.

Response: The requested change has been made with respect to the leadership structure. The role of the lead independent manager is already stated.

7.
Under the heading, “Manager Qualifications,” the disclosure discusses the experience of the individual fund managers.  Please add disclosure concerning the specific qualifications, attributes or skills of each manager of the fund.  See Item 18.17 of Form N-2.

Response: We believe this complies with Form N-2 and respectfully disagree that additional disclosure is required. The material aspects of each Manager’s background and experience are referenced and the disclosure reflects the basis upon which such Managers were deemed qualified to serve on the Board.

8.
Under the discussion of the subadvisor’s past performance, please disclose that the past performance information includes all private unregistered funds that the subadvisor advises that have substantially similar investment objectives, policies and strategies as the fund.  Please explain supplementally the appropriateness of using “an asset-weighted average of the returns of the Private Funds.”  In addition, please add disclosure stating that the method of calculating the prior performance differs from the standardized Securities and Exchange Commission method, and disclose that the private fund performance has been adjusted to reflect all fees applicable to the fund except the expense limitation.  Please add prior performance disclosure that presents the average annual return for one, five and ten years of operation.

Response:    The requested changes have been made. Using asset-weighted averages to present composite returns is standard industry practice in the asset management industry.  Additionally, asset-weighted returns are consistent with the calculation methodology required under the Global Investment Performance Standards (GIPS®), which is the recognized industry standard for calculating and presenting composite performance.

GENERAL

9.	We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

10.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act.  Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Response:  We acknowledge the comments.  The Fund does not anticipate submitting an exemptive application or no-action request in connection with its Registration Statement.  However, we note that, subsequent to the initial filing, on February 8, 2011, the Fund participated in the filing of an application seeking relief to issue multiple classes of shares.  Additionally, the Fund respectfully notes that it is not registered under the Securities Act and will not be making any filings under that Act, based on the Fund being privately placed and not registered under or subject to the filing requirements of the Securities Act.

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Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko